Exhibit 99.156

Securities Commission	5251 Duke St., Suite 400 Duke Tower P.O. Box 458 Halifax, Nova Scotia B3J 2P8	Tel: 902-424-7059 Fax: 902-424-4625 Website: http://nssc.gov.ns.ca/

RECEIPT

DHX Media Ltd.

This is the receipt of the Nova Scotia Securities Commission for the Short Form Prospectus of the above Issuer dated December 30, 2013 (the “Prospectus”).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the Prospectus.

The Prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Prince Edward Island, and Newfoundland and Labrador. A receipt for the Prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

December 30, 2013

(Signed) “Kevin Redden”

Kevin G. Redden, CFA, CMA
Director, Corporate Finance

SEDAR Project #2147964